FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 11 DATED APRIL 6, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 6 to the Prospectus, dated February 22, 2005, Supplement No. 7 to the Prospectus, dated March 1, 2005, Supplement No. 8 to the Prospectus, dated March 14, 2005, Supplement No. 9 to the Prospectus, dated March 28, 2005 and Supplement No. 10 to the Prospectus, dated March 30, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering; and

•	to reflect the fact that we have agreed to invest an additional $40,000,000 of the net proceeds of this offering in the Core Fund.

Status of Offering

     As of April 4, 2005, we had received gross offering proceeds of $54,722,654 from the sale of 5,500,408 of our common shares, including $46,838 of gross proceeds related to the sale of 4,930 common shares pursuant to our dividend reinvestment plan. After payment of selling commissions, dealer manager fees and acquisition fees, approximately $59,744,000, representing substantially all of the net proceeds of our public offering and the $10,000,000 contributed to the Operating Partnership by HREH, has been paid to affiliates of Hines to acquire interests in the Core Fund. As of April 4, 2005, 194,504,522 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

Additional Investment in the Core Fund

     On April 1, 2005, we entered into a Purchase and Sale Agreement (the “Agreement”) pursuant to which we will acquire an additional 9.39% non-managing general partnership interest in the Core Fund (the “Partnership Interest”) from Hines US Core LLC, an affiliate of Hines (“Core LLC”). Core LLC transferred an approximate 1.64% partnership interest to us effective as of April 1, 2005. As a result of this transaction, Hines REIT (through the Operating Partnership) now owns an approximate 15.51% non-managing general partner interest in the Core Fund. We applied $2,252,240 to the purchase price of this interest as of April 1, 2005 and have agreed to pay the remaining $37,747,760 of deferred purchase price for the Partnership Interest as we receive additional net proceeds from our public offering and have available cash flow.

     Core LLC will transfer the remaining approximate 7.75% interest in the Core Fund to us in four installments of approximately 1.64% and a final installment of approximately 1.19%. Each installment will be transferred to us upon payment in full of $7,000,000 for the previous installment. Upon the completion of the transfer of all of the entire Partnership Interest covered by the Agreement, Hines REIT expects to own an approximate 23.26% non-managing general partner interest in the Core Fund. To the extent we receive any distributions from the Core Fund in respect of the Partnership Interest which relate to periods prior to April 1, 2005, such amounts will be transferred to Core LLC. To the extent we receive any distributions from the Core Fund in respect of the Partnership Interest which relate to period after the date any applicable portion of such interest was transferred to us, but prior to the date we pay the deferred purchase price for the applicable portion of such interest in full, such distributions will be allocated between us and Core LLC as follows: (i) the applicable amount of such distribution will be divided and deemed paid on a daily basis during such period, and (ii) each daily amount will be allocated between the parties based the relationship of the total purchase price for such installment paid versus the amount of deferred purchase price for such installment unpaid on such day.

     We will acquire the Partnership Interest for $40,000,000. The original cost of the Partnership Interest to Core LLC on March 22, 2005 was also $40,000,000, which is the price at which the Core Fund would offer the Partnership Interest to an unaffiliated third party. Our acquisition of the Partnership Interest was unanimously approved by the members of both the conflicts committee of our board of directors and our entire board. As part of its approval of this acquisition, the conflicts committee retained Houlihan Lokey Howard & Zukin, an investment banking firm, to issue a report to the committee that the acquisition was fair to us from a financial point of view.